May 31, 2013

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel, Assistant Director
Ms. Kathleen Krebs, Special Counsel
Mr. Jonathan Groff, Staff Attorney
Mr. Dean Suehiro, Senior Staff Accountant
Mr. Joseph Kempf, Senior Staff Accountant

Re:	Iridium Communications Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 5, 2013

File No. 001-33963

Ladies and Gentlemen:

We have received your letter dated May 9, 2013 setting forth comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Form 10-K of Iridium Communications Inc. (“Iridium,” the “Company,” or “we”) referenced above. Iridium’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter in bold and have provided Iridium’s responses immediately following each numbered comment. Page references in the text of this response letter correspond to the page numbers of the referenced filing.

Item 1A. Risk Factors, page 20

We are dependent on third parties to market and sell our products and services, page 29

1.	We note that you identify Inmarsat as one of your two largest distributors, representing 10% of your fiscal 2012 revenues. We also note that you identify Inmarsat as one of your principal mobile satellite service competitors. Please tell us whether the competitive nature of your relationship with Inmarsat presents a material risk to Inmarsat’s role as one of your material distributors. Supplement this risk factor going forward as necessary.

Response

The Company advises the Staff that, as described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, Inmarsat acquired one of the Company’s then-largest distributors, Stratos Global Corporation, and as a result Inmarsat became a distributor of the Company’s products and services. At the time, the Company noted Inmarsat’s status as a competitor of the Company and the potential risk associated with having Inmarsat as a distributor. However, during the years ended December 31, 2010, 2011 and 2012, although Inmarsat has remained a key distributor, representing 10% of the Company’s revenue for each of those years, the risk associated with Inmarsat’s status as a competitor has not resulted in any material impact on the Company’s revenues or financial results. In response to the Staff’s comment, the Company will continue to monitor the extent to which Inmarsat’s status as a competitor of the Company poses a material risk to the Company’s distributor relationship with Inmarsat or to the Company’s revenues or financial results and will include the risk factor in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Credit Facility, page 40

2.	We noted that your credit facility is approximately 72% of total liabilities. Please disclose the amount of each financial covenant based on the terms of your credit facility and the actual amount based on your financial statements for the current and prior fiscal years. In addition, discuss the reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity.

Response

The Company advises the Staff that the Commission has previously granted the Company’s request for confidential treatment with respect to the specific dollar levels of three of the financial covenants set forth in the credit facility (specifically in Section 22.1 of the current Supplemental Agreement with the lenders, filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012). However, in response to the Staff’s comment, the Company proposes to expand, in future Form 10-K filings, its disclosure to read substantially as follows:

In addition to the minimum debt service levels set forth in the table above, financial covenants under the Credit Facility include:

•	an available cash balance of at least $25 million;

•	a debt-to-equity ratio, which is calculated as the ratio of total net debt to the aggregate of total net debt and total stockholders’ equity, of no more than 0.7 to 1;

•	specified maximum annual capital expenditure levels through the year ending December 31, 2024;

•	specified minimum consolidated operational earnings before interest, taxes, depreciation and amortization levels for rolling 12-month periods through June 30, 2017;

•	specified minimum cash flow requirements from customers who have hosted payloads on our satellites during rolling 12-month periods through June 30, 2017;

•	a debt service coverage ratio, measured during the repayment period, of not less than 1 to 1.5; and

•	specified maximum leverage levels during the repayment period that decline from a ratio of 4.75 to 1 for the period ending June 30, 2017 to a ratio of 2.5 to 1 for the period ending June 30, 2025.

The covenants also place limitations on our ability and that of our subsidiaries to carry out mergers and acquisitions, dispose of assets, grant security interests, declare, make or pay dividends, enter into transactions with affiliates, fund payments under the full scale development contract, or FSD, with Thales Alenia Space France from our own resources, incur additional indebtedness, or make loans, guarantees or indemnities. Our available cash balance was $XXX.X million and $254.4 million as of December 31, 2013 and December 31, 2012, respectively. Our debt-to-equity ratio was 0.XX to 1 and 0.36 to 1 as of December 31, 2013 and December 31, 2012, respectively. We were in compliance with all other financial covenants set forth above as of December 31, 2013 and 2012.

If we are not in compliance with the financial covenants under the Credit Facility, after any opportunity to cure such non-compliance, or we otherwise experience an event of default under the Credit Facility, the lenders may require repayment in full of all principal and interest outstanding under the Credit Facility. It is unlikely we would have adequate funds to repay such amounts prior to the scheduled maturity of the Credit Facility. If we fail to repay such amounts, the lenders may foreclose on the assets we have pledged under the Credit Facility, which include substantially all of our assets and those of our domestic subsidiaries.

The Company intends to include similar disclosures in future 10-Q filings with respect to financial covenants measured during the period covered by the report.

Comparison of Our Results of Operations for the Year Ended December 31, 2012 and the Year Ended December 31, 2011, page 46

3.	Please discuss net income (loss) for each period. Where non-recurring events have a material impact on changes in net income or loss from period to period please describe these events. For example, we note that your determination to extend the estimated useful life of your current satellite constellation and the resulting reduction in depreciation expense during fiscal 2012 materially impacted the increase in net income reported in fiscal 2012.

Response

The Company believes that the disclosure provided in its 10-K complied with the requirements within Regulation S-K, as the key drivers of net income for each period presented are discussed throughout the Results of Operations section of Management’s Discussion and Analysis. In accordance with Instruction 4 of Item 303 of Regulation S-K, if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required. As such, a summary discussion of net income for each period was not included. However, in response to the Staff’s comment, and to the extent this additional disclosure may assist the reader in understanding the key driver of our results of operations, the Company will add a disclosure, in future filings, to read similar to the following for the applicable periods:

Net income was $64.6 million for the year ended December 31, 2012, an increase of 58%, or $23.6 million, from the prior year period. This increase in net income was driven by a $16.5 million decline in depreciation and amortization expense primarily resulting from the change in the estimated useful lives of our satellites. Also contributing to the increase in net income was an $11.2 million increase in service revenue compared to the prior year period. This increase in service revenue was driven by a 17% growth in billable subscribers, offset by usage declines and lower ARPU compared to the prior year period. These year-over-year benefits to net income were partially offset by a $5.8 million increase in the provision for income taxes, which primarily related to our increase in income before taxes combined with an increase related to the partial valuation allowance on our Arizona net operating losses compared to the prior year period.

Item 8. Financial Statements and Supplementary Data

Depreciation Expense, page 65.

4.	We noted that your 2012 updated assessment of the operating and useful life of your current satellite constellation resulted in a material improvement to your reported operating results. In this regard, please tell us the following:

•	How often and under what circumstances do you reassess and update your analysis of your satellite constellation’s health and remaining useful life;

•	Identify the assets whose lives were extended;

•	Specify the carrying value of the assets subject to this revision;

•	Specify the length of the new estimated useful operating lives and quantify the change from their previous estimated useful lives;

•	What were the material factors you relied upon to justify an extension of estimated useful operating lives of these assets;

•	Explain the interrelationship between your current and previous assessments of the operating and useful life of your current satellite constellation and your launch schedule of Iridium NEXT; and

•	Explain how you expect to report and account for the subsequent de-commissioning and de-orbiting of your current satellite constellation, if applicable.

Response

•	How often and under what circumstances do you reassess and update your analysis of your satellite constellation’s health and remaining useful life;

Upon the closing of the Credit Facility in October 2010, the COFACE Lenders required a quarterly third-party evaluation of the health of our current satellite constellation (“Block 1”) and the progress of Iridium NEXT. The COFACE Lenders selected The Aerospace Corporation (“Aerospace”), a third-party space mission assurance provider, to perform these quarterly evaluations and prepare the reports (the “Aerospace Reports”), a copy of which is provided to both Iridium and the Lenders.

The Company performs quarterly assessments of the health and remaining useful lives of the Block 1 satellites. The Company’s assessment places considerable emphasis on the quarterly Aerospace Reports. Management validates the conclusions reached in these reports, related both to the health of Block 1 satellites and the progress of Iridium NEXT, internally with its own engineers. Within Iridium, a team of engineers monitors the health of the satellite constellation on a real-time basis. Management obtains at least weekly updates related to the health of our Block 1 satellites. If events arise that could indicate a potential issue with the functionality of a satellite, the health of the individual satellite is reassessed at that time.

•	Identify the assets whose lives were extended;

The Company extended the useful lives of all Block 1 satellites.

•	Specify the carrying value of the assets subject to this revision;

As of March 31, 2012, the last balance sheet date prior to the adjustment, the net book value of all operational Block 1 satellites was approximately $171 million.

•	Specify the length of the new estimated useful operating lives and quantify the change from their previous estimated useful lives;

The Company depreciates its satellites over the shorter of the potential operational life of the asset or the period of expected use. Once an Iridium NEXT replacement satellite is deployed and ready for its intended use, the replacement satellite will be placed into service and the original satellite will be decommissioned, even if the original satellite is still capable of operating. In this circumstance, we will depreciate a Block 1 satellite until it is replaced by an Iridium NEXT satellite, as opposed to over its entire potential operational life.

Prior to April 1, 2012, all Block 1 satellites were depreciated over their then-estimated operational lives and would have been fully depreciated by the end of 2014. The conclusions contained within the Aerospace Reports from 2010 through the first quarter of 2012 were consistent with this estimate such that the estimated potential operational lives of the Block 1 satellites were consistent with the useful lives being used to depreciate these assets for financial reporting purposes.

The Aerospace Report delivered in the second quarter of 2012 reflected an increase in the expected operational life of the Block 1 satellites, based on the factors discussed in more detail below. The report indicated that Block 1 satellites should be able to continue providing an acceptable level of commercial service through early 2017. As a result of the information contained in the 2012 second quarter Aerospace Report, and corroboration by our own engineers of the expected continued health of the Block 1 satellites, Iridium determined that the useful life of the Block 1 satellites should be extended. Though the Block 1 satellites are expected to be capable of providing commercially acceptable levels of service through early 2017, Iridium only intends to utilize any given Block 1 satellite until such time as it is replaced by an Iridium NEXT satellite. Once an Iridium NEXT satellite is deployed and is ready for its intended use, it will replace a Block 1 satellite and communicate with the existing satellites in the current constellation. As the Iridium NEXT satellites are placed into service, the replaced Block 1 satellites will be decommissioned. Based on the current launch schedule, we will begin launching Iridium NEXT satellites in the first quarter of 2015 with completion of the Iridium NEXT constellation anticipated by mid-2017. As such, during the second quarter of 2012, the useful life of each Block 1 satellite was adjusted to reflect the revised estimated operational life and to correspond with the anticipated Iridium NEXT launch schedule.

The following table summarizes the impact the change of useful lives on depreciation expense.

	9 Months Ended	12 Months Ended December 31,
($ in millions)	12/31/2012	2013	2014	2015	2016	2017	Total
Revised Depreciation Expense	$31.7	$42.3	$42.3	$36.5	$16.1	$2.3	$171.2
Original Depreciation Expense	51.4	68.4	51.4	—	—	—	171.2

Increase (Decrease)	$(19.7)	$(26.1)	$(9.1)	$36.5	$16.1	$2.3	$—

•	What were the material factors you relied upon to justify an extension of estimated useful operating lives of these assets;

In evaluating the useful lives of Block 1 satellites, we assess the current estimated operational life of the satellites, including the potential impact of environmental factors on the satellites, such as radiation, and ongoing operational enhancements and software upgrades. Additionally, we review engineering data relating to the operation and performance of our satellite network. Management places considerable emphasis on the results of the quarterly Aerospace Reports when evaluating these factors and assessing the useful lives of the assets. As discussed above, the 2012 second quarter Aerospace Report concluded that the expected operational lives of the Block 1 satellites were positively impacted by (i) operational initiatives that are expected to provide significant benefits to the satellites’ performance and life and (ii) a lower than expected impact of radiation on the satellites’ health and performance. These factors, as validated by our internal engineers, supported our conclusion that the potential operational lives of the Block 1 satellites could now extend beyond their period of expected use. As such, the Company began depreciating each Block 1 satellite through the date it is expected to be replaced by an Iridium NEXT satellite.

•	Explain the interrelationship between your current and previous assessments of the operating and useful life of your current satellite constellation and your launch schedule of Iridium NEXT; and

Please see the Company’s response to the bullet above, “Specify the length of the new estimated useful operating lives and quantify the change from their previous estimated useful lives.”

•	Explain how you expect to report and account for the subsequent de-commissioning and de-orbiting of your current satellite constellation, if applicable.

The Company does not anticipate any accounting impact for the de-commissioning and de-orbiting of the current satellite constellation, as all satellites in the constellation are expected to be fully depreciated at the time of de-commissioning.

5.	Further, it appears to us that your financial statement disclosures and your discussion of critical accounting policies in Management’s Discussion and Analysis should be expanded to include robust discussions of accounting policies and methodologies for determining the useful operating lives of your satellite constellations and related ground stations.

As disclosed on page 65 of the 10-K for the year ended December 31, 2012, the Company’s ground systems are capitalized and depreciated over useful lives ranging from 5 to 7 years. Useful lives of these assets are based on information related to operational performance and the Company’s evaluation of the period of expected benefit of the related asset. As of December 31, 2012, the net book value of the Company’s ground systems represented less than 1% of total property and equipment. If the actual useful lives of these assets are not consistent with our estimates and assumptions, it is unlikely that the Company would be exposed to material changes in depreciation expense. As such, we do not believe that any additional disclosure specific to our evaluation of the operating useful lives of the ground systems is necessary to be added to our Critical Accounting Policy or our Significant Accounting Policies note to our financial statements.

Beginning with our Form 10-Q for the quarter ending June 30, 2013, we will modify our Management’s Discussion and Analysis to refine our discussion of our Critical Accounting Policy for Recoverability of Long-Lived Assets and to add a discussion of our Critical Accounting Policy for our Property and Equipment to read substantially as follows:

Recoverability of Long-Lived Assets

We assess the recoverability of long-lived assets when indicators of impairment exist. We assess the possibility of impairment by comparing the carrying amounts of the assets to the estimated undiscounted future cash flows expected to be generated by those assets. If we determine that an asset is impaired, we estimate the impairment loss by determining the excess of the asset’s carrying amount over its estimated fair value. Estimated fair value is based on market prices, when available, or various other valuation techniques. These techniques often include estimates and assumptions with respect to future cash flows and incremental borrowing rates. If actual results are not consistent with our estimates and assumptions, we may be exposed to impairment losses that could be material to our results of operations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property, equipment and intangible assets with finite lives are depreciated or amortized over their estimated useful lives. We apply judgment in determining the useful lives based on factors such as engineering data, our long-term strategy for using the assets, contractual terms related to the assets, laws and regulations that could impact the useful life of the assets and other economic factors. In evaluating the useful life of our satellite constellation, we assess the current estimated operational life of the satellites, including the potential impact of environmental factors on the satellites, ongoing operational enhancements and software upgrades. Additionally, we review engineering data relating to the operation and performance of our satellite network.

We depreciate our satellites over the shorter of their potential operational life or the period of their expected use. The appropriateness of the useful lives is evaluated on a quarterly basis. Satellites are being depreciated on a straight-line basis through the date they are expected be replaced by Iridium NEXT satellites, which defines the period of their expected use, because we expect that this will occur before the end of their operational lives. Based on the current launch schedule, we expect Iridium NEXT satellites to begin deployment in early 2015, with the final launch expected to occur by mid-2017. In the event there are changes to the launch schedule of Iridium NEXT satellites, the period of intended use for our current satellites could be impacted, also resulting in changes in depreciation and amortization expense that could be material to our results of operations. In the event that our expectation of the operational lives of our satellites decreases, such that they would end before they are replaced with Iridium NEXT satellites, we would need to accelerate the depreciation of our constellation. This could have a material impact on our depreciation and amortization expense.

Assets under construction primarily consist of costs incurred associated with the design, development and launch of the Iridium NEXT satellites, upgrades to our current infrastructure and ground systems and the internal software development costs. Once these assets are placed in service, they will then be depreciated using the straight-line method over their respective estimated useful lives. We capitalize interest on our Credit Facility during the construction period of Iridium NEXT. Capitalized interest is added to the cost of our next-generation satellites.

See the revised Property and Equipment Significant Accounting Policies footnote included in our response to comment 6 below.

Significant Accounting Policies and Basis of Presentation

Property and Equipment, page 65.

6.	Please disclose the estimated useful lives of your satellite system.

Response

As discussed above and disclosed within the “Depreciation Expense” discussion within the Significant Accounting Policies and Basis of Presentation note to our financial statements, the estimated useful lives of our Block 1satellites are consistent with the expected deployment of Iridium NEXT. We will further clarify this information for the readers of our financial statements by providing the following updated Property and Equipment disclosure in the notes to our financial statements beginning with our Form 10-Q for the quarter ending June 30, 2013:

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Satellites	estimated useful life
Ground system	5-7 years
Equipment	3-5 years
Internally developed software and purchased software	3-7 years
Building	39 years
Building improvements	estimated useful life
Leasehold improvements	shorter of useful life or remaining lease term

The estimated useful lives of the Company’s satellites are the remaining period of expected use for each satellite. Satellites are depreciated on a straight-line basis through the date they will be replaced by Iridium NEXT satellites. Based on the current launch schedule, the Company expects Iridium NEXT satellites to begin deployment in early 2015, with the final launch expected to occur by mid-2017.

Repairs and maintenance costs are expensed as incurred.

*        *        *         *        *

Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any additional comment letters concerning the above-referenced filing to (703) 287-7425 and direct any questions or comments concerning the above-referenced filings or this response letter to Kathy Morgan at (703) 287-7408.

Very truly yours,

/s/ Thomas J. Fitzpatrick
Thomas J. Fitzpatrick, Chief Financial Officer

cc:	Thomas Hickey, Iridium Communications Inc.

Kathy Morgan, Iridium Communications Inc.

Brent Siler, Cooley LLP